

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Mail Stop 3030

February 20, 2009

Bobba Venkatadri
President and Chief Executive Officer
Trans-India Acquisition Corporation
300 South Wacker Drive, Suite 1000
Chicago, Illinois 60606

Re: Trans-India Acquisition Corporation
Preliminary Proxy Statement on Schedule 14A
Filed January 30, 2009
File No. 1-33127

Dear Mr. Venkatadri:

        We have completed our limited review of your Preliminary Proxy Statement and have no further comments at this time. If you have any questions please contact Ruairi Regan at (202) 551-3269.

                                        Sincerely,

                                        Russell Mancuso
                                        Branch Chief

cc: (by Facsimile) Cavas Pavri, Esq.